October 31, 2006

Via Facsimile (917) 777-3688 and U.S. Mail

Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036

Re:	Elron Electronic Industries Ltd.
	Schedules TO-C filed August 28, 2006
	Schedule TO-T filed October 25, 2006, by Discount Investment
	    Corporation Ltd.
	SEC File No. 005-35004

Dear Mr. Wolf:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T
1. We note in Elron`s annual report on Form 20-F that, as of May
12,
2006, Elron had 526 shareholders of record. Please tell us what consideration you have given to whether your tender offer is a going private transaction in light of the language in Rule 13e-3(a)(3).





Offer to Purchase

Summary Term Sheet, page i
2. Refer to the question "What are the tax consequences of the offer?." While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and throughout the offer document.

Background to the Offer, page 3
3. With respect to your disclosure under the caption "Plans for Elron after the Offer," please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the sections of your offer document entitled "Related Party Transactions," "Beneficial Ownership of Shares," and "Information Concerning Discount."

Material U.S. Federal Income Tax and Israeli Income Tax
Considerations, page 19
4. Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Conditions of the Offer, page 29
5. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
October 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE